Registration Statement No. 333-237342

Filed Pursuant to Rule 433

September 18, 2020

FANG+ Index Trading Below Its Recent High; Opportunity to Buy or Sell?

Some of largest U.S. tech stocks in the NYSE® FANG+™ Index are trading below their recent high.. Is this an opportunity to buy or sell?

Six of the ten stocks in the NYSE® FANG+™ Index hit an all-time high in early September 2020. Those stocks were Amazon.com, Inc. (NASDAQ: AMZN), Apple Inc. (NASDAQ: AAPL), Alphabet Inc. (NASDAQ: GOOGL) (NASDAQ: GOOG), Netflix Inc. (NASDAQ: NFLX), Alibaba Group Holding Limited (NYSE: BABA), and NVIDIA Corporation (NASDAQ: NVDA).

Two of the ten stocks hit an all-time high in August 2020, including Facebook, Inc. (NASDAQ: FB) and Tesla Inc. (NASDAQ: TSLA).

The performances of these index constituents have helped the NYSE® FANG+™ Index outperform other leading broad market technology indices in 2020. On a total return basis, the NYSE FANG+ Index, an equal-weighted index of 10 liquid large-cap tech stocks, has gained roughly 71% year-to-date as of September 15, compared to a 32% gain by the Nasdaq 100 Stock Index (NDX) and a 28% gain by the S&P North American Technology Sector Index (SPGSTI).

Index Performance Comparison

The limited number of stocks included in the NYSE FANG+ Index may be a factor that helped its outperformance this year. By limiting the index to only 10 stocks, the index is able to offer concentrated exposure to stocks representing some of the largest technology and tech-enabled companies, from cloud services, graphics processors and artificial intelligence to online shopping, online entertainment, and social media.

Trading the Trend

For traders looking to express a bullish point of view on the FANG trade, there are three exchange traded notes that offer direct exposure.

The MicroSectors FANG+ Index ETN (NYSE: FNGS) offers non-leveraged exposure to the index, while the MicroSectors FANG+ Index 3X Leveraged ETN (NYSE: FNGU) delivers 300% of the daily return of the NYSE FANG+ Index, and the MicroSectors FANG+ Index 2X Leveraged ETN (NYSE: FNGO) delivers 200% of the daily return of the index.

On the bearish side, the MicroSectors FANG+ Index -1X Inverse ETN (NYSE: GNAF), MicroSectors FANG+ Index -2X Inverse Leveraged ETN (NYSE: FNGZ), and MicroSectors FANG+ Index -3X Inverse Leveraged ETN (NYSE: FNGD) deliver inverse 100%, 200%, and 300% to the daily return, respectively, of the NYSE FANG+ Index.

Upsizing on Increased Demand

The Bank of Montreal increased the aggregate principal amount of FNGU by $65 million over three separate reopenings in 2020. The ETN’s total aggregate principal amount is equal to $225 million.

Keep in mind that leveraged securities are meant to be used by active traders to gain short-term leveraged exposure, and that exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

*All data as of September 15, 2020

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. For each ETN, please read the disclosure documents, including the relevant pricing supplements, for additional information, including the relevant risk factors.

Bank of Montreal, the issuer of the ETNs, has participated in the preparation of this article in connection with its offering of the ETNs. Bank of Montreal has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.